

June 10, 2010

Emily Lussier
President, Chief Executive Officer and Director
Silverhill Management Services, Inc.
21 Merrimac Way, Unit B
Tyngsboro, MA 01879

> **Re:** **Silverhill Management Services, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed May 26, 2010**
> **File No. 333-161052**

Dear Ms. Lussier:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Proposed Business, page 19

1.   Please expand your response to the third bullet point of prior comment 2 and to prior comment 3 to demonstrate how, with the capital mentioned at the top of page 24, it is reasonably likely that the extent of your business will reach (1) the international markets that you mention in your disclosure and (2) each of the services that you mention in your revised material that you provided to us. Include in the response any cost analysis you have performed related to these markets and services. If the international reach of the business and expanded scope of services are goals to which you aspire after your business is established, please revise your document to provide clear disclosure about the services that you initially plan to offer and the related market. You may, as appropriate, also

provide disclosure in a separate clearly captioned section of your document to describe your plans for subsequently developing the business.

Overview, page 19

2.   We reissue the last bullet point in comment 2 because of the internet address on page 22.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn at (202) 551-3643 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Eric W. Richardson, Esq.
                 Cohen & Richardson, LLP